Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 8 DATED OCTOBER 4, 2013

TO THE PROSPECTUS DATED FEBRUARY 25, 2013

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated February 25, 2013, as supplemented by Supplement No. 6 dated July 17, 2013 and Supplement No. 7 dated September 11, 2013 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding distributions declared;

B.	To update disclosures in the section of the Prospectus titled “Questions and Answers;”

C.	To update disclosures in the section of the Prospectus titled “Business;”

D.	To update disclosures in the section of the Prospectus titled “Management;”

E.	To update disclosures in the section of the Prospectus titled “Distribution Reinvestment Plan;” and

F.	To append the Amended and Restated Distribution Reinvestment Plan.

A.	Declaration of Distributions

On September 13, 2013, with the authorization of our board of managers, we declared distributions for all classes of units for the period from October 1 through October 31, 2013. These distributions will be calculated based on unitholders of record for each day in an amount equal to $0.00173082 per unit per day (less the distribution fee with respect to Class C units). On or before November 4, 2013, these distributions will be paid in cash or reinvested in our units, for those investors participating in our unit reinvestment plan. Some or all of these distributions may be paid from sources other than cash flow from operations, such as cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

B.	Update to the Section Titled “Questions and Answers”

The following disclosure is inserted as a new paragraph after “Q: What is the experience of TriLinc Advisors?” question and answer paragraph on page 5 of the Prospectus:

Q:	What is impact investing?

A: Simply stated, impact investing is defined as investing with the specific objective of achieving both a competitive financial return and positive, measurable economic, social and/or environmental impact. More broadly, impact investing is an emerging asset class that has captured the attention of some of the most sophisticated money managers in the world, who understand the power of mobilizing private capital to help solve some of the world’s biggest social and economic challenges. JP Morgan Global Research reports that impact investing is expected to constitute 5% to 10% of investor portfolios within 10 years. Further, according to the U.S. State Department, this emerging class of investors is generating business opportunities that analysts estimate could reach between $500 billion and several trillion dollars over the next decade.

C.	Update to the Section Titled “Business”

The following disclosure is inserted as a new sentence before the last sentence in the bullet point titled “Significant Experience of Management of our Advisor and Sub-Advisors” in the “—Potential Competitive Strengths” section on page 50 of the Prospectus:

“The principals of our sub-advisors have collectively deployed more than $23 billion in developing economy debt transactions.”

D.	Update to the Section Titled “Management”

The disclosure in the section of the Prospectus titled “Management of the Company” is updated, as appropriate, to reflect Joshua Zuckerwise’s departure from his positions of Chief Financial Officer, Chief Compliance Officer and Secretary of the Company and the Advisor, effective October 4, 2013. Effective on that date, all references to Mr. Zuckerwise on pages 85, 86 and 90 of the Prospectus are deleted in their entirety.

Upon Mr. Zuckerwise’s departure, Brent L. VanNorman will serve as the Company’s Interim Chief Financial Officer and Secretary. The disclosure in the section of the Prospectus titled “Management of the Company” is updated to reflect Mr. VanNorman’s position and biography as set forth below:

Brent L. VanNorman, Esq., Interim Chief Financial Officer and Secretary

Brent L. VanNorman serves as the Company’s Interim Chief Financial Officer and Secretary. Prior to joining the Company, Mr. VanNorman has served as a key member of the Intellectual Property and Litigation Team for the international law firm of Hunton & Williams LLP, beginning his practice there in 2000. Mr. VanNorman was also a founding member of Titus Development Group, LLC with Ms. Nelund. Prior to practicing law, Mr. VanNorman served as a Chief Information Officer for The Title Office, where he managed the accounting, data processing and marketing departments, along with 15 of the company’s 42 offices.

Prior to his tenure at The Title Office, Mr. VanNorman was a Senior Manager with the international CPA firm of Crowe Horwath (formerly Crowe Chizek), where he oversaw large consulting projects in the firm’s Systems Consulting Group.

In addition to appearing in many federal courts throughout the country and at all levels in the Virginia state court system, Mr. VanNorman is a patent attorney. He is also a Certified Public Accountant, Certified Computer Programmer and is certified in Production and Inventory Management.

Mr. VanNorman graduated magna cum laude from Anderson University in Anderson, Indiana, with majors in Accounting and Computer Science. He was recognized as the Outstanding Accounting graduate. Mr. VanNorman graduated summa cum laude, from Regent University School of Law and was recognized as the Outstanding Law School Graduate in addition to being Editor-in-Chief of the school’s law review. He has served as an adjunct law professor at his alma mater. Mr. VanNorman is Gloria S. Nelund’s brother-in-law.

Mr. VanNorman brings a breadth of experience in business, accounting, data processing, and the law to the TriLinc’s management team. Throughout his career he has frequently performed extensive reviews and analyses of public company regulatory filings, including Forms 10-Q and 10-K. Additionally, he has served on the Board of Directors of IMPACT International since 2004.

E.	Update to the Section Titled “Distribution Reinvestment Plan”

Upon approval of our board of managers, we have amended and restated our distribution reinvestment plan to allow our unitholders to elect to participate in the distribution reinvestment plan with respect to all or a portion of the unitholder’s distributions. Prior to this amendment, our unitholders were required to participate in the distribution reinvestment plan only with respect to the full amount of such unitholder’s distributions. We had provided notice of the amendment to our unitholders on September 12, 2013. In accordance with the terms of the distribution reinvestment plan, the amended and restated distribution reinvestment plan went into effect on September 23, 2013.

The disclosure in the section of the Prospectus titled “Distribution Reinvestment Plan” on page 114 of the Prospectus is updated as appropriate to reflect this amendment. Specifically, all references to the “full amount” of cash distributions in the first sentence of the section and the third sentence of the second paragraph of that section

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are replaced with references to “all or a portion of” cash distributions. In addition, the second sentence of the fifth paragraph of the section is replaced with the following: “If you are a registered unitholder, you may elect to have all or a portion of your distribution reinvested in additional units by notifying DST Systems, Inc., the reinvestment agent and our transfer agent and registrar, in writing so that such notice is received by the reinvestment agent no later than the record date for distributions to unitholders.”

F.	Appendment of the Amended and Restated Distribution Reinvestment Plan

Appendix C beginning on page C-1 of the Prospectus is hereby deleted in its entirety and replaced with the following:

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APPENDIX C

TRILINC GLOBAL IMPACT FUND, LLC

AMENDED AND RESTATED DISTRIBUTION REINVESTMENT PLAN

TriLinc Global Impact Fund, LLC, a Delaware limited liability company (the “Company”), has adopted the following Amended and Restated Distribution Reinvestment Plan (the “DRP”). Capitalized terms shall have the same meaning as set forth in the Company’s Amended and Restated Limited Liability Company Operating Agreement, as such agreement may be amended (“Operating Agreement”) unless otherwise defined herein.

1. Distribution Reinvestment. As an agent for the unitholders (“Unitholders”) of the Company who purchase units of the Company’s limited liability company interests (the “Units”) pursuant to an offering by the Company (“Offering”), and who elect to participate in the DRP (the “Participants”), the Company will apply all or a portion of cash distributions, other than Designated Special Distributions (as defined below), (“Distributions”), including Distributions paid with respect to any full or fractional Units acquired under the DRP, to the purchase of the Units for such Participants directly, if permitted under state securities laws and, if not, through the Dealer Manager or Soliciting Dealers registered in the Participant’s state of residence. The Units purchased pursuant to the DRP shall be of the same Unit class as the Units with respect to which the Participant is receiving cash distributions to be reinvested through DRP. As used in the DRP, the term “Designated Special Distributions” shall mean those cash or other distributions designated as Designated Special Distributions by the Board of Managers.

2. Participation. Any Unitholder who owns Units and who has received a prospectus, as contained in the Company’s Registration Statement filed with the Securities and Exchange Commission (“Commission”), may elect to become a Participant by completing and executing a subscription agreement, an enrollment form or any other appropriate authorization form as may be available from the Company from time to time. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s subscription, enrollment or authorization, provided such subscription, enrollment or authorization is received at least 15 business days prior to the last day of the calendar month. Units will be purchased under the DRP on the date that Distributions are paid by the Company. Each Participant agrees that if, at any time prior to the listing of the Units on a national securities exchange, he or she does not meet the minimum income and net worth standards established for making an investment in the Company or cannot make the other representations or warranties set forth in the subscription agreement or other applicable enrollment form, he or she will promptly so notify the Company in writing.

Participation in the DRP shall continue until such participation is terminated in writing by the Participant pursuant to Section 7 below

3. Unit Purchases. Any purchases of Units pursuant to the DRP will be dependent on the continued registration of the securities or the availability of an exemption from registration in the Participant’s home state. Each class of units under DRP will be initially sold at $9.025 per unit until such time as the Company commences valuations of its assets during the first full quarter following the satisfaction of the minimum offering requirement and, thereafter, at the price equal to the then current offering price per each class of Units, less the sales fees associated with that class of Units in the primary offering. Participants in the DRP may also purchase fractional Units so that 100% of the Distributions will be used to acquire Units. However, a Participant will not be able to acquire DRP Units to the extent that any such purchase would cause such Participant to violate any provision of the Operating Agreement. Units issued pursuant to the DRP will have the same voting rights as the Units offered in the primary offering.

Units to be distributed by the Company in connection with the DRP may (but are not required to) be supplied from: (a) the DRP Units which are being registered with the Commission in connection with the Offering, (b) Units to be registered with the Commission after the Offering for use in the DRP (a “Future

Registration”), or (c) Units purchased by the Company for the DRP in a secondary market (if available) or on a securities exchange (if listed) (collectively, the “Secondary Market”). Units purchased on the Secondary Market as set forth in (c) above will be purchased at the then-prevailing market price, which price will be utilized for purposes of purchases of Units in the DRP. Units acquired by the Company on the Secondary Market will have a price per unit equal to the then-prevailing market price, which shall equal the price on the securities exchange, or over-the-counter market on which such Units are listed at the date of purchase if such Units are then listed. If Units are not so listed, the Board of Managers will determine the price at which Units will be issued under the DRP.

If the Company acquires Units in the Secondary Market for use in the DRP, the Company shall use reasonable efforts to acquire Units for use in the DRP at the lowest price then reasonably available. However, the Company does not in any respect guarantee or warrant that the Units so acquired and purchased by the Participant in the DRP will be at the lowest possible price. Further, irrespective of the Company’s ability to acquire Units in the Secondary Market or to complete a Future Registration for Units to be used in the DRP, the Company is in no way obligated to do either, in its sole discretion.

4. Timing of Purchases. The plan administrator will make every reasonable effort to reinvest all Distributions on the day the cash distribution is paid, except where necessary for the Company to comply with applicable securities laws. If, for any reason beyond the control of the plan administrator, reinvestment of the Distribution cannot be completed within 30 days after the applicable distribution payment date, Participants’ funds held by the plan administrator will be distributed to the Participants.

5. Taxation of Distributions. The reinvestment of Distributions does not relieve the Participant of any taxes which may be payable as a result of those Distributions and their reinvestment in Units pursuant to the terms of the DRP.

6. Commissions. The Company will not pay any selling commissions or Dealer Manager fees in connection with Units sold pursuant to the DRP. The distribution fee is payable with respect to all Class C units, including Class C units issued under our distribution reinvestment plan, and will result in lower cash distributions with respect to the Class C units than the cash distributions with respect to Class A and Class I units.

7. Termination by Participant. A Participant may terminate participation in the DRP at any time by written instructions to that effect to the plan administrator. To be effective on a distribution payment date, the notice of termination must be received by the plan administrator at least 15 days before that distribution payment date. Prior to listing of the Units on a national securities exchange, any transfer of Units by a Participant to a non-Participant will terminate participation in the DRP with respect to the transferred Units. Upon termination of DRP participation, future Distributions, if any, will be distributed to the Unitholder in cash.

All correspondence concerning the plan should be directed to the plan administrator by mail at DST Systems, Inc., P.O. Box 219312, Kansas City, MO 64121-9312.

8. Amendment or Termination by the Company. The Company reserves the right to amend, suspend or terminate the DRP any time by the giving of written notice to each Participant at least 10 days prior to the effective date of the amendment, supplement or termination.

9. No Unit Certificates. The ownership of the Units purchased through the DRP will be in book-entry form only.

10. Reports. The Company shall provide to each Participant a confirmation at least once every calendar quarter showing the number of Units owned by such Participant at the beginning of the covered period, the amount of the Distributions paid in the covered period and the number of Units owned at the end of the covered period. During each fiscal quarter, but in no event later than 30 days after the end of each fiscal quarter, the

Company’s transfer agent will mail and/or make electronically available to each Participant, a statement of account describing, as to such Participant, the distributions received during such quarter, the number of Units purchased during such quarter, and the per unit purchase price for such Units.

11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability: (a) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to receipt of notice in writing of such death; and (b) with respect to the time and the prices at which Units are purchased or sold for Participant’s account.